ALZAMEND NEURO, INC.

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

June 3, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Abby Adams and Tim Buchmiller,
Office of Life Sciences
Division of Corporation Finance

Re:	Alzamend Neuro, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed May 25, 2021
File No. 333-255955

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment”), for the registration of 2,500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Amendment responds to the comments received from the staff of the SEC in its comment letter, dated June 2, 2021, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on May 25, 2021, as discussed below.

Courtesy copies of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Abby Adams and Tim Buchmiller) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

Amendment No. 1 to Registration Statement on Form S-1, Filed May 25, 2021

Prospectus Summary, page 1

Comment 1. We reissue comment 2. Your revised disclosure on page 1, "pursuant to the FDA response letter," continues to imply the FDA provided you a basis to form the belief you express in the filing. The attempt to temper this statement at the end of the sentence with "if the FDA allows the IND to go into effect" is insufficient. Remove any implication that the FDA has given you reason to believe your proposed test parameters provide a basis for your IND submission and the initiation of human trials unless you have additional documentation to substantiate the belief.

Response: As requested by the staff, to avoid any implication that the FDA has given the Company any reason to believe its proposed test parameters “appear reasonable” to support a Phase I study, the Company has removed the sentence that had begun with “Pursuant to the FDA response letter.” The change appears on pages 2 and 64.

Comment 2. We note the disclosure on the cover page, in the related party transaction section, and on page 109, that "Digital Power Lending, LLC, a wholly-owned subsidiary of Ault Global Holdings, Inc., has indicated to us that it will be purchasing up to $10.0 million of common stock in this offering. All shares sold to Digital Power Lending will be at the same price and on the same terms as the other investors in this offering. Milton C. Ault III, our current Executive Chairman, is an executive officer and director of Ault Global Holdings, as are several other officers and board members of our company." Revise the summary to highlight that you could be offering only 500,000 shares to the public, to disclose the beneficial ownership of Mr. Ault and the other insiders after the offering taking into account the shares to be purchased in the offering. Add risk factor disclosure addressing the risks associated with purchasing shares of such a closely held, potentially thinly-traded company, and clarify the extent to which these shares will be subject to lock up agreements.

Response: In response to this comment, the Company has added the requested disclosure concerning the potential purchase by Digital Power Lending of up to $10.0 million of shares in the offering. The disclosure on the cover page of the prospectus has been enlarged to include the following additional language:

“Assuming Digital Power Lending purchases such shares, only 500,000 shares of common stock will be sold to the public in this offering. Although these shares and certain other outstanding shares will be freely tradable following this offering, approximately 45.6% of our outstanding shares of common stock will be held by our executive officers and directors and their respective affiliates after this offering if Digital Power Lending purchases 2,000,000 shares. These shares and a significant number of additional shares will be restricted from sale for a limited period of time under the terms of lock-up agreements. Accordingly, our common stock may be thinly traded making it more difficult to develop and maintain an active public trading market and for investors in this offering to sell their shares when they desire.”

This enlarged disclosure also appears on pages 101 (Certain Relationships) and 112 (Underwriting).

A new risk factor has been added on page 36, “Because we are a closely held, potentially thinly-traded company, there may not be an active public trading market for our shares of common stock, so investors may be unable to sell their shares when they desire.” The risk factor addresses the risks associated with purchasing shares of a closely held, potentially thinly-traded company. The risk factor also notes the lock-up agreements entered into by the Company’s insiders and refers readers to the extensive lock-up risk factor located just prior to this new risk factor.

Dilution, page 47

Comment 3. Please clarify in your disclosure whether the pro forma book value per share also gives effect to the recent financing transaction with Digital Power Lending in March of 2021. It appears that the 2,666,667 shares are included in the existing number of stockholders amount of 82,429,525. If so, please explain whether any cash was received and if this is included in the pro forma net tangible book value.

Response: As requested, revised disclosure appears on pages 47 and 48 to clarify that the pro forma book value per share does not give effect to the Company’s recent financing transaction with Digital Power Lending in March 2021. On page 48 (as well as page 46 (Capitalization)), an additional bullet point has been inserted to clarify that the number of corrected shares held by existing stockholders as of January 31, 2021 does not include 2,666,667 shares of the Company’s common stock sold in the recent financing transaction with Digital Power Lending in March 2021 for a purchase price of $4.0 million or $1.50 per share.

Financial Statements

Note 13. Subsequent Events, page F-23

Comment 4. We note your response letter dated May 28, 2021 which indicates that you granted 450,000 performance-based options in March 2021 outside of the stock incentive plan to FDA consultants with an exercise price of $1.50 per share. In a similar manner to your response, please provide disclosures related to these options with key terms, including the exercise price, the vesting terms, whether performance milestones have been reached, and the estimated fair value of common stock that you expect to use to value these options. In addition to providing disclosures related to these options in the notes to the financial statements, please also provide disclosures related to these options throughout the filing where you discuss recent equity issuances and outstanding options. For example, we note on pages 10, 46, and 48 you discuss outstanding options.

Response: In response to this comment, the Company has added the following detailed disclosure concerning the 450,000 performance-based options granted by the Company to its FDA consultant on pages 58-59, F-24 and II-3:

“On March 23, 2021, the Company granted a total of 450,000 performance-based options outside of the Company’s stock incentive plan to its FDA consultants with an exercise price of $1.50 per share. These options have two separate performance triggers for vesting based upon the Company’s therapies achieving certain FDA approval milestones within a specified timeframe. No vesting and no stock compensation has been recognized to date as the performance milestones have not been reached. These options were issued as an inducement to the Company’s FDA consultants to achieve milestones related to the Company’s two therapies to treat Alzheimer’s disease. The fair value per option share will be calculated using a Black-Scholes model based, in part, on an estimated fair value of the common stock on the date of grant of approximately $2.50 per share.”

Additionally, references to the performance-based options have been added on pages 10, 46 and 48 in the second bullet point.

* * *

The Company and the underwriters have a strong interest in pricing the initial public offering on Wednesday evening, June 9, 2021 and respectfully request the staff’s review of the Amendment on an expedited basis to accommodate this timing.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Henry C.W. Nisser, the Executive Vice President and General Counsel of the Company (tel.: (646) 650-5044), or to the undersigned (tel.: (949) 774-2661).

Very truly yours,

/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer

cc:	Henry C.W. Nisser, Esq.
Spencer G. Feldman, Esq.